Free Writing Prospectus pursuant to Rule 433 dated June 17, 2022

Registration Statement No. 333-253421

Autocallable Contingent Coupon Equity-Linked Notes due

OVERVIEW

If the closing price of the common stock of Apple Inc., the common stock of Amazon.com, Inc. or the common stock of Tesla, Inc. on any monthly coupon observation date is less than 60% of its initial index stock price, you will not receive a coupon on the applicable payment date. The amount that you will be paid on your notes is based on the performances of the index stocks. The notes will mature on the stated maturity date, unless automatically called on any quarterly call observation date. Your notes will be automatically called if the closing price of each index stock on any such call observation date is greater than or equal to its initial index stock price. If your notes are automatically called, you will receive a payment on the next payment date (the third business day after the relevant observation date) equal to the face amount of your notes plus a coupon (as described below).

Coupon observation dates are expected to be the 27th day of each month, commencing in July 2022 and ending in June 2025. If on any coupon observation date the closing price of each index stock is greater than or equal to 60% of its initial index stock price, you will receive on the applicable payment date a coupon for each $1,000 face amount of your notes equal to $18.5 (1.85% monthly, or the potential for up to 22.2% per annum).

If your note has not been automatically called, your payment on the stated maturity date will depend on whether a trigger event has occurred.  A trigger event will occur if the closing price of all of the index stocks are less than their respective initial index stock price on the determination date (the final coupon observation date).

If a trigger event has not occurred, at maturity you will receive the face amount of your note. Accordingly, if the closing price of any index stock is greater than its initial index stock price on the determination date, you will receive the face amount of your note, regardless of the performance of the other index stocks. In addition, if the closing price of each index stock on the final coupon observation date is greater than or equal to 60% of its initial index stock price, you will also receive the final coupon.

If a trigger event has occurred, at maturity you will receive an amount based on the performance of the index stock with the lowest index stock return (the percentage increase or decrease in the closing price of such index stock on the determination date from its initial index stock price). This amount will not exceed the face amount of your note and could be significantly less than the face amount of your note.  If the closing price of each index stock on the final coupon observation date is greater than or equal to 60% of its initial index stock price, you will also receive the final coupon.

You should read the accompanying preliminary prospectus supplement dated June 14, 2022, which we refer to herein as the accompanying preliminary prospectus supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057MFA2 / US40057MFA27
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Index stocks (each individually, an index stock):

the common stock of Apple Inc. (current Bloomberg ticker: “AAPL UW”), the common stock of Amazon.com, Inc. (current Bloomberg ticker: “AMZN UW”) and the common stock of Tesla, Inc. (current Bloomberg ticker: “TSLA UW”)

Trade date:	expected to be June 27, 2022
Settlement date:	expected to be June 30, 2022
Determination date:	the last coupon observation date, expected to be June 27, 2025
Stated maturity date:	expected to be July 2, 2025
Payment amount at maturity (for each $1,000 face amount of your notes):

•if a trigger event has not occurred, $1,000, plus the final coupon if the final index stock price of each index stock is greater than or equal to 60% of its initial index stock price; or

•if a trigger event has occurred, either:

oif the final index stock price of each index stock is greater than or equal to 60% of its initial index stock price, $1,000 plus the final coupon;

oif the final index stock price of each index stock is greater than or equal to 50% of its initial index stock price but the final index stock price of any index stock is less than 60% of its initial index stock price, $1,000; or

oif the final index stock price of any index stock is less than 50% of its initial index stock price, the sum of (i) $1,000 plus (ii) the product of (a) the lesser performing index stock return times (b) $1,000.

Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay, in addition to the coupon then due, an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to $1,000

Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing price of each index stock is greater than or equal to its initial index stock price
Initial index stock price:	to be determined on the trade date
Final index stock price:	with respect to an index stock, the closing price of one share of such index stock on the determination date
Index stock return:	with respect to an index stock, the quotient of (i) its final index stock price minus its initial index stock price divided by (ii) its initial index stock price, expressed as a percentage
Lesser performing index stock return:	the index stock return of the lesser performing index stock
Lesser performing index stock:	the index stock with the lowest index stock return
Trigger event:	the final index stock price of each index stock is less than its initial index stock price
Coupon (for each $1,000 face amount of your notes):

● if the closing price of each index stock on the related coupon observation date is greater than or equal to its coupon trigger price, $18.5 (1.85% monthly, or the potential for up to 22.2% per annum); or

● if the closing price of any index stock on the related coupon observation date is less than its coupon trigger price, $0

Coupon trigger price:	for each index stock, 60% of its initial index stock price
Call observation dates:	expected to be the coupon observation dates occurring in March, June, September and December of each year, commencing in June 2023 and ending in March 2025
Call payment dates:	expected to be the third business day after each call observation date
Coupon observation dates:	expected to be the 27th day of each month, commencing in July 2022 and ending in June 2025
Coupon payment dates:	expected to be the third business day after each coupon observation date (except that the final coupon payment date will be the stated maturity date)
Estimated value range:	$925 to $955 (which is less than the original issue price; see accompanying preliminary prospectus supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.

HYPOTHETICAL COUPON PAYMENTS

The examples below show the hypothetical performances of each index stock as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the notes if the hypothetical closing price of each index stock on the applicable coupon observation date was the percentage of its initial index stock price shown.

Scenario 1

Hypothetical Coupon Observation Date	Hypothetical Closing Price of the Common Stock of Apple Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Closing Price of the Common Stock of Amazon.com, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Closing Price of the Common Stock of Tesla, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Coupon
First	50%	60%	50%	$0
Second	100%	25%	100%	$0
Third	90%	95%	85%	$18.5
Fourth	45%	50%	75%	$0
Fifth	40%	35%	110%	$0
Sixth	75%	95%	70%	$18.5
Seventh	80%	30%	80%	$0
Eighth	90%	25%	90%	$0
Ninth	25%	35%	25%	$0
Tenth	50%	60%	30%	$0
Eleventh	115%	40%	115%	$0
Twelfth – Thirty-Sixth	45%	35%	50%	$0
			Total Hypothetical Coupons	$37

In Scenario 1, the hypothetical closing price of each index stock increases and decreases by varying amounts on each hypothetical coupon observation date. Because the hypothetical closing price of each index stock on the third and sixth hypothetical coupon observation dates is greater than or equal to its coupon trigger price, the total of the hypothetical coupons in Scenario 1 is $37. Because the hypothetical closing price of at least one index stock on all other hypothetical coupon observation dates is less than its coupon trigger price, no further coupons will be paid, including at maturity.

Scenario 2

Hypothetical Coupon Observation Date	Hypothetical Closing Price of the Common Stock of Apple Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Closing Price of the Common Stock of Amazon.com, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Closing Price of the Common Stock Tesla, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Coupon
First	50%	60%	50%	$0
Second	100%	25%	100%	$0
Third	55%	45%	55%	$0
Fourth	45%	30%	45%	$0
Fifth	40%	55%	40%	$0
Sixth	65%	50%	65%	$0
Seventh	80%	35%	80%	$0
Eighth	90%	25%	90%	$0
Ninth	25%	110%	25%	$0
Tenth	60%	50%	60%	$0
Eleventh	115%	40%	115%	$0
Twelfth – Thirty-Sixth	50%	50%	45%	$0
			Total Hypothetical Coupons	$0

In Scenario 2, the hypothetical closing price of each index stock increases and decreases by varying amounts on each hypothetical coupon observation date. Because in each case the hypothetical closing price of at least one index stock on the related coupon observation date is less than its coupon trigger price, you will not receive a coupon payment on the applicable hypothetical coupon payment date. Since this occurs on every hypothetical coupon observation date, the overall return you earn on your notes will be less than zero. Therefore, the total of the hypothetical coupons in Scenario 2 is $0.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.

Scenario 3

Hypothetical Coupon Observation Date	Hypothetical Closing Price of the Common Stock of Apple Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Closing Price of the Common Stock of Amazon.com, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Closing Price of the Common Stock of Tesla, Inc. (as Percentage of Initial Index Stock Price)	Hypothetical Coupon
First	45%	35%	40%	$0
Second	40%	20%	55%	$0
Third	35%	25%	30%	$0
Fourth	45%	50%	40%	$0
Fifth	40%	55%	25%	$0
Sixth	45%	35%	40%	$0
Seventh	40%	20%	55%	$0
Eighth	35%	25%	30%	$0
Ninth	45%	50%	40%	$0
Tenth	40%	55%	25%	$0
Eleventh	35%	25%	30%	$0
Twelfth	120%	115%	120%	$18.5
			Total Hypothetical Coupons	$18.5

In Scenario 3, the hypothetical closing price of each index stock is less than its coupon trigger price on the first eleven hypothetical coupon observation dates, but increases to a price that is greater than its initial index stock price on the twelfth hypothetical coupon observation date. Because the hypothetical closing price of each index stock is greater than or equal to its initial index stock price on the twelfth hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called. Therefore, on the corresponding hypothetical call payment date, in addition to the hypothetical coupon of $18.5, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your notes.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.

HYPOTHETICAL PAYMENT AT MATURITY
The Notes Have Not Been Automatically Called
Hypothetical Final Index Stock Price of the Lesser Performing Index Stock (as Percentage of Initial Index Stock Price)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
	Trigger Event Has Not Occurred	Trigger Event Has Occurred
200.000%	100.000%*	N/A
175.000%	100.000%*	N/A
150.000%	100.000%*	N/A
125.000%	100.000%*	N/A
200.000%	100.000%*	N/A
95.000%	100.000%*	100.000%*
75.000%	100.000%*	100.000%*
60.000%	100.000%*	100.000%*
55.000%	100.000%	100.000%
52.000%	100.000%	100.000%
50.000%	100.000%	100.000%
49.999%	100.000%	49.999%
30.000%	100.000%	30.000%
25.000%	100.000%	25.000%
0.000%	100.000%	0.000%

* Does not include the final coupon

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement and preliminary prospectus supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement and preliminary prospectus supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement and preliminary prospectus supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•	Preliminary prospectus supplement dated June 14, 2022
•	Prospectus supplement dated March 22, 2021
•	Prospectus dated March 22, 2021

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary prospectus supplement, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary prospectus supplement, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary prospectus supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	You May Lose Your Entire Investment in the Notes
▪	The Return on Your Notes May Change Significantly Despite Only a Small Change in the Price of the Lesser Performing Index Stock
▪	You May Not Receive a Coupon on Any Coupon Payment Date
▪	Your Notes Are Subject to Automatic Redemption
▪	The Coupon Does Not Reflect the Actual Performance of the Index Stocks from the Trade Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date
▪	If a Trigger Event Occurs, the Cash Settlement Amount Will Be Based Solely on the Lesser Performing Index Stock
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪	Your Notes May Not Have an Active Trading Market
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

▪	If the Market Prices of the Index Stocks Change, the Market Value of Your Notes May Not Change in the Same Manner
▪	We Will Not Hold Shares of the Index Stocks for Your Benefit
▪	You Have No Shareholder Rights or Rights to Receive Any Index Stock
▪	In Some Circumstances, the Payment You Receive On the Notes May Be Based On the Securities of Another Company and Not the Issuer of an Index Stock
▪	Past Index Stock Performance is No Guide to Future Performance
▪	As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes
▪	The Calculation Agent Can Postpone a Coupon Observation Date or the Determination Date, as the Case May Be, If a Market Disruption Event or a Non-Trading Day Occurs or is Continuing
▪	There is No Affiliation Between the Index Stock Issuers and Us
▪	You Have Limited Anti-Dilution Protection
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

Risks Related to Conflicts of Interest

▪

Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Issuers of the Index Stocks or Other Entities That Are Involved in the Transaction

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties
▪	Other Investors in the Notes May Not Have the Same Interests as You

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans
▪	The Tax Consequences of an Investment in Your Notes Are Uncertain
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holder

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the index stocks, the terms of the notes and certain risks.